UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                       (Amendment No. 1)*

            Under the Securities Exchange Act of 1934



                  YUKON GOLD CORPORATION, INC.
_________________________________________________________________
                        (Name of Issuer)


            Common Stock, Par Value $0.0001 per share
_________________________________________________________________
                  (Title of Class of Securities


                            988480109
                  ____________________________
                         (CUSIP Number)


                       Jose L. Guerra Jr.
                      1611 Greystone Ridge
                      San Antonio TX 78258
                          210-355-3233
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        November 4, 2005
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 1

CUSIP NO. 988480109

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Jose L. Guerra, Jr.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_x_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          1,231,104
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            1,231,104

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,231,104 shares of common stock of the Issuer

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.99%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 1

CUSIP NO. 988480109

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Cheryl Guerra.


2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_x_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          100,000
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            100,000

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,000 shares of common stock of the Issuer

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.97%

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTION

          The ownership of shares ("Shares") of Common Stock of the Issuer was previously reported by the Reporting Persons in a
Schedule 13, which was filed with the Securities and Exchange Commission on October 19, 2005 ("Original 13D"). Since the filing of the Original 13D, the ownership of Shares by the Reporting Persons has changed, and the number of Shares now held by the Reporting Persons is 1,731,104 Shares.

          The Cover Pages for the Reporting Persons whose ownership of Shares has changed since the filing of the Original 13D are hereby amended as shown in this Amendment No. 1. Items 2, 3, 4 and 5 are hereby amended as shown in this Amendment No.
1. All other Cover Pages and Items remain unchanged from the Original Schedule 13D.

   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSONS LISTED BELOW (THE "REPORTING PERSONS") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, IS THE BENEFICIAL OWNER OF ANY SHARES OTHER THAN THE SHARES IN WHICH THE REPORTING PERSONS ARE SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

ITEM 2.  IDENTITY AND BACKGROUND.

(1)   (a) Cheryl Guerra
      (b) 1611 Greystone Ridge
          San Antonio TX 78258
      (c) Homemaker
      (d) No
      (e) No
      (f) United States


ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

The source of funds used by the Reporting Persons are personal funds. The Reporting Persons did not borrow funds for the purpose of acquiring their respective Shares. The Reporting
Persons paid a total of $190,986.20 for the Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

     Jose L. Guerra, Jr. was invited by the Board of the Issuer to fill a vacancy on the Board and he accepted such invitation as of November 2, 2005. Mr. Guerra is now a member of the Board of Directors. As such, he may influence management of the Issuer and significant decisions of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons hereby together report aggregate beneficial ownership of 1,731,104 shares of common stock of the Issuer, representing 16.85% of outstanding shares of the Issuer. The percentage assumes that the number of Shares of common stock of the Issuer outstanding is 10,271,540 Shares (as reported in the Issuer's Form 10-Q as of July 31, 2005).

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares     Security (1)


Jose L. Guerra, Jr.                1,231,104           11.99%

Cheryl Guerra                        100,000            0.97%

Joranamo Trust                       400,000            3.89%
                                      ______           ______
TOTAL
                                   1,731,104           16.85%

(b) The Reporting Persons have sole voting and dispositive power with respect to 1,731,104 shares of common stock.

(c) The following purchase of the Shares was affected on the dates set out below.


                                                 Price/Share (in
                                                 Dollars
 Purchase In The                                 Commissions not
     Name Of        Date      Number of Shares   included)

Jose J. Guerra Jr.  10/28/05    37,070           $0.377 US
                    10/28/05   369,215           $0.377 US


Cheryl Guerra       10/28/05   100,000           $0.377 US

These transactions were effectuated through private placements.

(d) Not applicable

(e) Not applicable

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 4th day of November, 2005.


s/Jose L. Guerra Jr.
  Jose L. Guerra Jr.



s/Cheryl Guerra
  Cheryl Guerra